

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2012

<u>Via E-mail</u>
David M. Wehner, CFO
Zynga Inc.
699 Eighth Street
San Francisco, CA 94103

> **Re: Zynga Inc.**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed on July 30, 2012**
> **File No. 001-35375**

Dear Mr. Wehner:

We have limited our review of your filing to those issues we have addressed in our comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Key Operating Metrics, page 19</u>

1.   We note that while you disclose the metric "monthly unique payers," you do not appear to disclose unique payer bookings or unique payer bookings per unique payer, which were metrics disclosed in prior filings, including your Form 10-K filed on February 28, 2012. Please supplementally disclose to us these metrics for the quarterly periods ended March 31 and June 30, 2012 and any trends in such metrics. Also, tell us why you do not disclose these metrics in your quarterly reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

David M. Wehner, CFO
Zynga Inc.
August 27, 2012
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 if you have questions. In his absence you may contact me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director